Exhibit 99.1

Foresight Signs AI-Driven Smart Parking Solutions Collaboration Agreement with South Korean 7meerkat and KONEC

The parties will collaborate to develop and commercialize advanced AI-powered parking management solutions to enhance urban parking, making it smarter, more efficient and user-friendly

Ness Ziona, Israel – December 4, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced today the signing of a three-way multi-phase strategic cooperation agreement with 7meerkat Ltd. (“7meerkat”), a South Korean company providing next generation parking and city management systems, and KONEC Ltd. (“KONEC”), a leading South Korean Tier-One automotive supplier. The parties will collaborate to develop and commercialize artificial intelligence (AI)-powered smart parking and city management solutions using Foresight’s advanced 3D perception technology.

These innovations will include precise AI analysis of vehicle data, automated parking systems, and smart urban mobility enhancements. The solutions will feature AI-driven vehicle identification, including license plate recognition, as well as monitoring for electric vehicles and vehicle conditions such as contamination and damage. Overall, these solutions aim to make urban parking smarter, more efficient, and user-friendly.

The agreement follows the successful completion of a proof-of-concept project that assessed the performance of Foresight’s technology in detecting vehicles and pedestrians in parking lots in harsh weather and low-light conditions.

This collaboration will integrate Foresight’s 3D perception technology, using both visible-light and thermal infrared cameras, into 7meerkat’s AI-powered parking and city management systems, with KONEC leading the market promotion. The parties aim to finalize a commercial agreement by the end of the first quarter of 2025.

About 7meerkat

7meerkat provides next generation parking management systems focusing on AI driven capability of automatic number plate recognition and vehicle classification. 7meerkat is seeking to expand its business but also at the global market with a full solution for smart parking and city management. 7meerkat specializes in advanced object behavior analytics, lifestyle platforms and Concierge Services, dynamic space optimization, data-driven insights and enhanced user experience.

About KONEC

KONEC is a leading Tier-One automotive supplier that manufactures automobile parts for eco-friendly vehicles using a high-pressure die-casting process. KONEC has established a batch production system for lightweight metal raw materials, molds, castings, processing, and assembly through cooperation among its group affiliates. Major customers include Tesla, Hyundai Motor, and Kia. In addition to the existing business scope of lightweight metal body, chassis, and body parts, KONEC is venturing into new industries in line with the electrification of mobility and software advancements.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. (“Foresight Automotive”), Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on “X” (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the proposed benefits of the collaboration agreement, the parties’ future obligations and objectives with respect to the collaboration agreement and their aim to finalize a commercial agreement by the end of the first quarter of 2025. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654